SUMMARY FINANCIAL INFORMATION
Unaudited Pro Forma Condensed Combined Balance Sheet
Unaudited Pro Forma Condensed Combined Statement of Operations
Notes to Unaudited Pro Forma Condensed Combined Financial Information

Exhibit (a)(1)(G)

SUPPLEMENT
TO
OFFER TO PURCHASE
ALL OUTSTANDING SHARES OF COMMON STOCK
OF
TARGANTA THERAPEUTICS CORPORATION
AT
$2.00 PER SHARE NET TO THE SELLER IN CASH
PLUS
UP TO $4.55 PER SHARE IN CONTINGENT CASH PAYMENTS
BY
BOXFORD SUBSIDIARY CORPORATION,
A WHOLLY OWNED SUBSIDIARY OF
THE MEDICINES COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, FEBRUARY 24, 2009, UNLESS THE OFFER IS EXTENDED.

This Supplement dated February 13, 2009, or this “Supplement”, amends and supplements certain portions of the Offer to Purchase, dated January 27, 2009, or the “Offer to Purchase”, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO-T filed with the U.S. Securities and Exchange Commission on January 27, 2009 by The Medicines Company, or “MDCO”, and its wholly owned subsidiary, Boxford Subsidiary Corporation, or “Offeror”. Under the Offer to Purchase, MDCO, through Offeror, is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, or the “Shares”, of Targanta Therapeutics Corporation, or “Targanta”, for consideration of (1) $2.00 per Share, net to the seller in cash (such amount or any greater amount per Share paid at closing pursuant to the Offer, the “Closing Consideration”), plus (2) the contractual right to receive up to an additional $4.55 per Share in contingent cash payments if specified regulatory and commercial milestones are achieved within agreed upon time periods (the rights to such amount or to any greater contingent cash payments per Share that are offered pursuant to the Offer, the “Contingent Payment Rights”), which, together with the Closing Consideration, we refer to as the “Offer Price”, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, together with the Offer to Purchase, we refer to as the “Offer”. The Closing Consideration and any amounts paid with respect to Contingent Payment Rights will be subject to any required withholding of taxes, and no interest will be paid thereon. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of January 12, 2009 (the “Merger Agreement”), among MDCO, Offeror and Targanta. YOU SHOULD UNDERSTAND THAT IT IS POSSIBLE THAT THE ONLY CONSIDERATION THAT YOU WILL RECEIVE FOR YOUR SHARES IS THE $2.00 PER SHARE CLOSING CONSIDERATION.

All references in the Offer to Purchase to “this Offer to Purchase” and “herein” mean the Offer to Purchase, as amended and supplemented by this Supplement, and include any further amendments or supplements to the Offer to Purchase. All references to the Letter of Transmittal include any amendments or supplements thereto. All capitalized terms used in this Supplement and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

This Supplement amends and supplements the Offer to Purchase as set forth below:

1.	The Tender Offer — Information Concerning MDCO and Offeror

The section entitled “The Tender Offer — Information Concerning MDCO and Offeror” (Section 9) is amended by adding the following disclosure at the end of that section on page 28 of the Offer to Purchase:

“Historical Financial Information

The following table sets forth a summary of selected consolidated financial data of MDCO as of and for each of the fiscal years ended December 31, 2007 and 2006, as of September 30, 2008 and for each of the nine-month periods ended September 30, 2008 and 2007.

The data in the table set forth below are extracted from, and should be read in conjunction with, the consolidated financial statements and other financial information contained in MDCO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including the notes thereto, filed with the SEC on February 29, 2008, which we refer to as “MDCO’s 2007 10-K”, and MDCO’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, including the notes thereto, filed with the SEC on November 10, 2008, which we refer to as “MDCO’s November 10-Q”. The financial information set forth in Part II, Item 8 (pages F-5 through F-41) of MDCO’s 2007 10-K and the financial information set forth in Part I, Item 1 (pages 3 through 17) of MDCO’s November 10-Q are incorporated by reference in this Offer to Purchase. More comprehensive financial information is included in these reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by MDCO with the SEC, and the following table is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined or obtained from the SEC in the manner set forth above.

THE MEDICINES COMPANY

SUMMARY FINANCIAL INFORMATION
(in thousands, except per share amounts)

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006
	(Unaudited)

Statement of Operations Data:
Net revenue	$254,285	$185,237	$257,534	$213,952
Total operating expenses	262,643	212,436	285,564	203,613

(Loss) income from operations	(8,358)	(27,199)	(28,030)	10,339

Net (loss) income	$(4,307)	$(19,779)	$(18,272)	$63,726
Basic (loss) income from operations per common share	$(0.16)	$(0.53)	$(0.54)	$0.21

Diluted (loss) income from operations per common share	$(0.16)	$(0.53)	$(0.54)	$0.20

Basic (loss) earnings per common share	$(0.08)	$(0.38)	$(0.35)	$1.27

Diluted (loss) earnings per common share	$(0.08)	$(0.38)	$(0.35)	$1.25

Shares used in computing basic (loss) earnings per common share and basic (loss) income from operations per common share	51,842	51,596	51,624	50,300

Shares used in computing diluted (loss) earnings per common share and diluted (loss) income from operations per common share	51,842	51,596	51,624	51,034

	As of	As of
	September 30,	December 31,
	2008	2007	2006
	(Unaudited)

Balance Sheet Data:
Total current assets	$288,789	$292,188	$274,326
Total non-current assets	78,446	69,328	44,242

Total assets	$367,235	$361,516	$318,568

Current liabilities	$71,387	$83,620	$45,803
Non-current liabilities	—	—	2,814

Total liabilities	71,387	83,620	48,617
Total stockholders’ equity	295,848	277,896	269,951

Total liabilities and stockholders’ equity	$367,235	$361,516	$318,568

The book value per share of MDCO’s common stock was approximately $5.66 as of September 30, 2008.

Offeror was formed in January 2009 and has no financial assets.

Pro Forma Information

The following unaudited pro forma condensed combined financial statements of MDCO as of and for the nine-month period ended September 30, 2008 and for the year ended December 31, 2007, or the “pro forma financial statements”, have been derived from (1) the consolidated financial statements of MDCO incorporated by reference into this Offer to Purchase and (2) the audited consolidated financial statements of Targanta for the year ended December 31, 2007 contained in Targanta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including the notes thereto, filed with the SEC on March 27, 2008, and the unaudited consolidated financial statements of Targanta for the nine-month period ended September 30, 2008 contained in Targanta’s Quarterly Report on Form 10-Q, including the notes thereto, filed with the SEC on November 12, 2008, neither of which is included or incorporated in this Offer to Purchase.

The unaudited pro forma condensed combined statements of operations of MDCO for the nine-month period ended September 30, 2008 and for the year ended December 31, 2007, or the “pro forma statements of operations”, give effect to the Transactions and other pro forma events as if they had occurred on January 1, 2007. The unaudited pro forma condensed combined balance sheet of MDCO as of September 30, 2008, or the “pro forma balance sheet”, gives effect to the Transactions and other pro forma events as if they had occurred on September 30, 2008. The pro forma financial statements reflect adjustments to give effect to pro forma events that (1) are directly attributable to the Transactions and (2) with respect to the statements of operations, are expected to have a continuing impact on combined results. For a description of such pro forma adjustments, see Note 3 to the pro forma financial statements.

If consummated, the Transactions will be accounted for in accordance with the revised Statement of Financial Accounting Standards No. 141, “Business Combinations,” (SFAS 141(R)) under which, among other things, transaction costs are expensed as incurred rather than capitalized, the value of acquired in-process research and development is capitalized rather than expensed immediately and contingent payments, such as the Contingent Payment Rights, are recorded at their estimated fair value as of the date of completion of the Transactions. The total estimated purchase price, calculated as described in Note 2 to the pro forma financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed of Targanta based on their estimated fair values. MDCO’s management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. MDCO’s final determination of these estimated fair values, which cannot be made prior to completion of the Transactions, will be based on the actual net tangible and intangible assets acquired and liabilities assumed of Targanta that exist as of the date of completion of the Transactions. MDCO expects to complete the allocation of the purchase price within one year from the date of completion of the Transactions.

The pro forma financial statements are based on estimates and assumptions that are preliminary and have been made solely for purposes of developing such pro forma information. The pro forma financial statements do not include the fair value of liabilities for pre-acquisition contingencies that may exist at Targanta. Any such pre-acquisition contingencies will be recorded at fair value as of the date of completion of the Transactions. The pro forma financial statements do not include liabilities that may result from integration activities that occur after completion of the Transactions which are not presently estimable. MDCO’s management and Targanta’s management are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance costs for Targanta employees, costs of vacating some facilities of Targanta, or other costs associated with exiting activities of Targanta that would affect the pro forma financial statements. Any such liabilities will be recorded as an adjustment to expense in periods subsequent to the date of completion of the Transactions. In addition, the pro forma financial statements do not include any potential operating efficiencies or cost savings from expected synergies. The timing and effect of actions associated with integration are as yet uncertain.

The pro forma financial statements should be relied on only for the limited purpose of presenting what the results of operations and financial position of the combined businesses of MDCO and Targanta might have looked like had the Transactions and other pro forma events taken place at the dates specified above. The pro forma financial statements are not necessarily an indication of the results of operations and financial position that would have been achieved had the Transactions been completed as of the dates indicated or that may be achieved in the future.

The following pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the pro forma financial statements;

•	the audited consolidated financial statements of MDCO for the year ended December 31, 2007 and unaudited consolidated financial statements of MDCO for the nine-month period ended September 30,

2008 and, in each case, the notes relating thereto, incorporated by reference in this Offer to Purchase; and

•	the audited consolidated financial statements of Targanta for the year ended December 31, 2007 contained in Targanta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including the notes thereto, filed with the SEC on March 27, 2008, and unaudited consolidated financial statements of Targanta for the nine-month period ended September 30, 2008 contained in Targanta’s Quarterly Report on Form 10-Q, including the notes thereto, filed with the SEC on November 12, 2008, neither of which is included or incorporated by reference in this Offer to Purchase.

Copies of the reports of Targanta listed above and other documents filed by Targanta with the SEC may be examined or obtained from the SEC in the manner set forth in Section 8 — “Information Concerning Targanta.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2008
(in thousands)

			Pro Forma		Pro Forma As
	MDCO	Targanta	Adjustments		Adjusted

ASSETS
Current assets:
Cash and cash equivalents	$78,357	$36,219	$(64,934	)(3)(a)	$49,642
Available for sale securities	127,338	6,390			133,728
Accrued interest receivable	1,338	—			1,338
Accounts receivable, net	42,906	—			42,906
Inventory	25,498	—			25,498
Prepaid expenses and other current assets	13,352	2,434			15,786

Total current assets	288,789	45,043	(64,934)		268,898
Fixed assets, net	6,448	1,429			7,877
Intangible assets, net	16,495	—			16,495
Non-amortizing intangible assets (including goodwill and in-process research and development)	—	—	68,884	(3)(b)	68,884
Deferred tax assets	45,264				45,264
Other assets	10,239	175			10,414

Total assets	$367,235	$46,647	$3,950		$417,832

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,044	$2,160			$9,204
Accrued expenses	54,338	8,042			62,380
Other current liabilities	—	689			689
Current portion of long-term debt	—	6,591	(6,591	)(3)(c)	—
Deferred revenue	10,005	—			10,005

Total current liabilities	71,387	17,482	(6,591)		82,278
Long-term debt	—	9,343	(9,343	)(3)(c)	—
Other long-term liabilities	—	306			306
Deferred tax liability	—	—	23,400	(3)(d)	23,400
Estimated fair value of contingent cash payments	—	—	22,000	(3)(e)	22,000

Total liabilities	71,387	27,131	29,466		127,984
Total stockholders’ equity	295,848	19,516	(25,516	)(3)(f)	289,848

Total liabilities and stockholders’ equity	$367,235	$46,647	$3,950		$417,832

The book value per share of MDCO’s common stock was approximately $5.66 as of September 30, 2008. On a pro forma basis, the book value per share of MDCO’s common stock was approximately $5.54 as of September 30, 2008. In each case, the book value per share of MDCO’s common stock is calculated based on the 52,279,084 shares of MDCO common stock outstanding as of September 30, 2008.

See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2008
(in thousands, except per share amounts)

			Pro Forma		Pro Forma As
	MDCO	Targanta	Adjustments		Adjusted

Net revenue	$254,285	$—			$254,285
Operating expenses:
Cost of revenue	63,121	—			63,121
Research and development (including acquired in-process research and development)	82,518	34,682			117,200
Selling, general and administrative	117,004	12,635			129,639

Total operating expenses	262,643	47,317			309,960
Loss from operations	(8,358)	(47,317)			(55,675)
Other income (expense)	5,256	(261)	1,059	(3)(g)	6,054

(Loss) income before income taxes	(3,102)	(47,578)	1,059		(49,621)
(Provision for) benefit from income taxes	(1,205)	191			(1,014)

Net (loss) income	$(4,307)	$(47,387)	$1,059		$(50,635)

Basic loss per common share	$(0.08)	$(2.26)			$(0.98)

Diluted loss per common share	$(0.08)	$(2.26)			$(0.98)

Shares used in computing net loss per common share:
Basic	51,842	20,971	(20,971	)(3)(h)	51,842

Diluted	51,842	20,971	(20,971)		51,842

For the Year Ended December 31, 2007
(in thousands, except per share amounts)

			Pro Forma		Pro Forma As
	MDCO	Targanta	Adjustments		Adjusted

Net revenue	$257,534	$—			$257,534
Operating expenses:
Cost of revenue	66,502	—			66,502
Research and development (including acquired in-process research and development)	77,255	51,800			129,055
Selling, general and administrative	141,807	9,835			151,642

Total operating expenses	285,564	61,635			347,199
Loss from operations	(28,030)	(61,635)			(89,665)
Other income (expense)	10,653	(2,083)	(300	)(3)(g)	8,270

(Loss) income before income taxes	(17,377)	(63,718)	(300)		(81,395)
(Provision for) benefit from income taxes	(895)	371			(524)

Net (loss) income	$(18,272)	$(63,347)	$(300)		$(81,919)

Basic loss per common share	$(0.35)	$(13.12)			$(1.59)

Diluted loss per common share	$(0.35)	$(13.12)			$(1.59)

Shares used in computing net loss earnings per common share:
Basic	51,624	4,845	(4,845	)(3)(h)	51,624

Diluted	51,624	4,845	(4,845)		51,624

See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(1)	Description of the Transactions

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 12, 2009, among MDCO, Offeror and Targanta.

For each Share tendered and accepted for payment in the Offer, MDCO, through Offeror, is offering (1) $2.00, net to the seller in cash, plus (2) the contractual right to receive up to an additional $4.55 in contingent cash payments if specified regulatory and commercial milestones are achieved within agreed upon time periods. The Closing Consideration and any amounts paid with respect to the Contingent Payment Rights will be subject to any required withholding of taxes, and no interest will be paid thereon. YOU SHOULD UNDERSTAND THAT IT IS POSSIBLE THAT THE ONLY CONSIDERATION THAT YOU WILL RECEIVE FOR YOUR SHARES IS THE $2.00 PER SHARE CLOSING CONSIDERATION.

Each Contingent Payment Right will represent the contractual right to receive up to four additional cash payments if the following regulatory and commercial milestones are achieved within the specified time periods:

•	If MDCO or a MDCO Affiliated Party obtains approval from the European Medicines Agency, or “EMEA”, for a Marketing Authorization Application, or “MAA”, for oritavancin for the treatment of cSSSI on or before December 31, 2013, each holder of a Contingent Payment Right will be entitled to receive a cash payment equal to (1) $1.00 per Contingent Payment Right if such approval is granted on or before December 31, 2009, (2) $0.75 per Contingent Payment Right if such approval is granted between January 1, 2010 and June 30, 2010 or (3) $0.50 per Contingent Payment Right if such approval is granted between July 1, 2010 and December 31, 2013.

•	If MDCO or a MDCO Affiliated Party obtains final approval from the FDA for an NDA for oritavancin for the treatment of cSSSI (1) within 40 months after the date the first patient is enrolled in a Phase III clinical trial of cSSSI that is initiated by MDCO or a MDCO Affiliated Party after the date of the Merger Agreement and (2) on or before December 31, 2013, each holder of a Contingent Payment Right will be entitled to receive a cash payment equal to $0.50 per Contingent Payment Right.

•	If MDCO or a MDCO Affiliated Party obtains final FDA approval for an NDA for the use of oritavancin for the treatment of cSSSI administered by a single dose intravenous infusion (1) within 40 months after the date the first patient is enrolled in a Phase III clinical trial of cSSSI that is initiated by MDCO or a MDCO Affiliated Party after the date of the Merger Agreement and (2) on or before December 31, 2013, each holder of a Contingent Payment Right will be entitled to receive a cash payment equal to $0.70 per Contingent Payment Right. This payment may become payable simultaneously with the payment described in the previous bullet above.

•	If aggregate net sales of oritavancin in four consecutive calendar quarters ending on or before December 31, 2021 reach or exceed $400 million, each holder of a Contingent Payment Right will be entitled to receive a cash payment equal to $2.35 per Contingent Payment Right.

After completion of the Offer and the satisfaction or waiver of the conditions to the Merger, we have agreed to merge with and into Targanta, with Targanta becoming a wholly owned subsidiary of MDCO. In the Merger, each remaining outstanding Share (other than (1) Shares held by Targanta as treasury stock or owned by MDCO, us or any subsidiary of Targanta, MDCO or us and (2) any Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his, her or its appraisal rights under Delaware law) will be automatically cancelled and converted into the right to receive the Offer Price.

We estimate that the total amount of funds and other consideration required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger will be approximately $138 million, which consists of approximately $42 million in Closing Consideration in respect of the Shares and up to approximately $96 million in Contingent Payment Rights in respect of the Shares.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

The Transactions were approved by the boards of directors of MDCO and Targanta. The board of directors of Targanta has (1) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of Targanta and its stockholders, (2) approved the Merger Agreement, the Offer and the Merger and (3) recommended that Targanta’s stockholders tender their Shares in the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

(2)	Purchase Price

MDCO expects to account for the Transactions in accordance with SFAS 141(R) and expects to complete the allocation of the purchase price within one year from the date of completion of the Transactions.

Total estimated purchase price is summarized as follows:

(In thousands)

Estimated closing cash consideration	$42,000
Estimated fair value of contingent cash payments	22,000

Total preliminary estimated purchase price	$64,000

For purposes of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets acquired and liabilities assumed:

(In thousands)

Assets Acquired:
Cash and cash equivalents	$19,285
Available for sale securities	6,390
Prepaid expenses and other current assets	2,434
Fixed assets, net	1,429
Non-amortizing intangible assets (including goodwill and in-process research and development)	68,884
Other assets	175

Total assets	98,597
Liabilities Assumed:
Accounts payable	2,160
Accrued expenses	8,042
Other current liabilities	689
Deferred tax liability	23,400
Other long-term liabilities	306

Total liabilities	34,597
Total preliminary estimated purchase price	$64,000

The value of the acquired in-process research and development is based upon MDCO management’s preliminary estimate. The final valuation will be performed as of the date of completion of the Transactions. Differences between the preliminary and final valuations could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and MDCO’s future results of operations and financial condition.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

(3)	Pro Forma Adjustments

Adjustments included in the column under the heading “Pro Forma Adjustments” are related to the following:

(a) Cash and cash equivalents adjustments consist of the following:

(In thousands)

Estimated extinguishment of Targanta’s third party debt	$15,934
Estimated fees associated with the extinguishment of Targanta’s third party debt	1,000
Estimated MDCO transaction fees	4,000
Estimated Targanta transaction fees	2,000
Estimated closing cash consideration paid to shareholders	42,000

Total	$64,934

(b) To record the estimated fair value of goodwill and other identifiable intangible assets, which is primarily related to in-process research and development. No amortizable intangible assets have been identified in MDCO’s preliminary analysis. The value of identifiable intangible assets is based upon MDCO management’s preliminary estimates. The final valuation will be performed as of the date of completion of the Transactions. Differences between the preliminary and final valuations could have a material impact on the accompanying unaudited pro forma condensed combined financial statement information and MDCO’s future results of operations and financial condition.

(c) To record the extinguishment of Targanta’s third party debt.

(d) To record the estimated tax impact of identifiable intangible assets in connection with the Transactions. Under MDCO’s current tax strategy, deferred tax liabilities would be recorded on those non-amortizing intangible assets in which MDCO has basis for financial reporting purposes, but has no basis for tax purposes. MDCO would have no tax basis on those intangible assets because they will remain at Targanta’s historical tax basis. If MDCO changes its tax strategy or makes an election under Section 338 of the Code in connection with these Transactions, MDCO may have a stepped up tax basis in these assets and the actual deferred tax liabilities recorded as a result of the Transactions could be significantly different. These deferred tax liabilities are recorded at an assumed tax rate of 39%.

(e) To record the estimated fair value of the contingent cash payments on completion of the Transactions in accordance with SFAS 141(R). To estimate the fair value of the contingent cash payments, MDCO management made assumptions on the timing and the likelihood of achieving specified regulatory and commercial milestones associated with the Contingent Payment Rights. MDCO management used these assumptions to formulate probability-adjusted discounted cash flows to determine the estimated fair value of these contingent cash payments.

(f) To record the following adjustments to total stockholders’ equity:

(In thousands)

Elimination of Targanta stockholders’ equity	$19,516
Adjustment for MDCO and Targanta transaction fees	6,000

Total	$25,516

(g) To eliminate interest income foregone on net cash and cash equivalents used to pay the Closing Consideration and transaction related costs. Such amount was offset by the elimination of interest expense on third party debt that is assumed to be repaid in full prior to completion of the Transactions.

(h) For purposes of these unaudited pro forma condensed combined financial statements, the unaudited pro forma combined basic and diluted net income (loss) per share amounts are based on the historical weighted average number of outstanding shares of MDCO as no common stock of MDCO is expected to be issued as a result of the Transactions.”

2.	The Tender Offer — Background of the Offer and the Merger; Past Contacts or Negotiations Between MDCO and Targanta

The section entitled “The Tender Offer — Background of the Offer and the Merger; Past Contacts or Negotiations Between MDCO and Targanta” (Section 10) is amended by replacing the fourth full paragraph on page 32 of the Offer to Purchase with the following:

“In addition, the counteroffer proposed to cap the termination fee payable under the Merger Agreement in specified events at $4 million and to require MDCO to use commercially reasonable efforts to obtain regulatory approvals and to commercialize oritavancin for both intravenous infusion and oral formulations.”

3.	The Tender Offer — Source and Amount of Funds

The section entitled “The Tender Offer — Source and Amount of Funds” (Section 12) is amended and restated as follows:

“We estimate that the total amount of funds and other consideration required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger will be approximately $138 million, which consists of approximately $42 million in Closing Consideration in respect of the Shares and up to approximately $96 million in Contingent Payment Rights in respect of the Shares. We, through our parent company, MDCO, will have sufficient funds and financial resources available to pay the Closing Consideration to each stockholder who validly tenders his, her or its Shares in the Offer and to acquire all of the outstanding Shares pursuant to the Merger. MDCO, which has agreed to make any payments that may become payable with respect to the Contingent Payment Rights, had cash and cash equivalents as of December 31, 2008 that exceeds the total maximum amount that may become payable with respect to the Contingent Payment Rights and anticipates that it will continue to have cash and cash equivalents that exceed the total maximum amount that may be payable at any time with respect to the Contingent Payment Rights. The Offer is not conditioned upon any financing arrangements.

See Section 16 — “Fees and Expenses” for information regarding fees and expenses relating to the Transactions. Also, see Section 9 — “Information Concerning MDCO and Offeror” for financial information relating to MDCO and Offeror and for unaudited pro forma condensed combined financial information of MDCO reflecting the impact of the Transactions and related pro forma events.”